UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Barnes & Noble, Inc.
(Name of Subject Company (Issuer))

Chapters Merger Sub Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Chapters Holdco Inc.
(Name of Filing Persons (Parent))

Elliott Associates, L.P.
Elliott International, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

067774109
(CUSIP Number of Class of Securities)

Chapters Merger Sub Inc.
c/o Elliott Management Corporation
40 West 57th Street
New York, New York 10019
Attention: Elliot Greenberg
Telephone: (212) 974-6000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey J. Rosen
Michael A. Diz
Debevoise & Plimpton LLP

919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$490,240,127.00	$59,417.10

*                       Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 73,206,809 shares of common stock, par value $0.001 per share (the “Shares”), of Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), issued and outstanding, multiplied by the offer price of $6.50 per share; (ii) 1,176,929 Shares reserved for issuance upon the settlement of outstanding Barnes & Noble restricted stock unit awards (“RSUs”) multiplied by the offer price of $6.50 per Share; (iii) 1,037,820 Shares reserved for issuance upon settlement of outstanding Barnes & Noble performance stock unit awards (“PSUs”) multiplied by the offer price of $6.50 per Share; (iv) and 0 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $6.50 per Share, multiplied by the offer price of $6.50 per share minus the exercise price for each such option. The foregoing share figures have been provided by Barnes & Noble to the Offeror and are as of July 5, 2019, the most recent practicable date.

**                 The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,417.10	Filing Party:	Chapters Merger Sub Inc.

Form or Registration No.:	Schedule TO (File No. 005-42707)	Date Filed:	July 9, 2019

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on July 9, 2019 (together with any amendments and supplements hereto, this “Schedule TO”) by Chapters Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation (“Parent”), which is controlled by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), at a purchase price of $6.50 per Share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and Barnes & Noble, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of June 6, 2019, by and among Parent, the Offeror and Barnes & Noble.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

ITEM 11.          ADDITIONAL INFORMATION.

Item 11 of the Schedule TO and the disclosure under Section 15 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and restated by replacing the entirety of the text of the subsection titled “Legal Proceedings” with the following:

“On July 16, 2019, Richard Scarantino, a purported stockholder of the Company, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Scarantino v. Barnes & Noble, Inc. et al., 1:19-cv-01320 (D. Del.). The complaint names as defendants the Company, members of the Barnes & Noble Board, the Offeror and Parent. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a declaration that the defendants violated provisions of the Exchange Act and the rules promulgated thereunder and a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

On July 17, 2019, David Shaev, a purported stockholder of the Company, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Shaev v. Barnes & Noble, Inc. et al., 1:19-cv-01341 (D. Del.). The complaint names as defendants the Company and members of the Barnes & Noble Board.  The Offeror and Parent are not named as defendants. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed) and an award of attorneys’ and experts’ fees. The complaint also seeks a judgement to direct the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and states all material facts required in it or necessary to make the statements within it not misleading.

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On July 18, 2019, Mitul Karia, a purported stockholder of the Company, filed a putative class action lawsuit asserting claims for breaches of fiduciary duties and aiding and abetting breaches of fiduciary duty in the Chancery Court of the State of Delaware. The complaint is captioned Karia v. Barnes & Noble, Inc. et al., 2019-0552 (Del. Ch.). The complaint names as defendants the Company, members of the Barnes & Noble Board, the Offeror and Parent. The complaint alleges, among other things, that the members of the Barnes & Noble Board breached their fiduciary duties by failing to maximize the price to be paid in the Offer and by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), damages and an award of attorneys’ and experts’ fees. On July 22, 2019, plaintiff Karia filed a Motion for Expediated Proceedings and Motion for a Preliminary Injunction in the Chancery Court of the State of Delaware.

On July 22, 2019, Frank Ferreiro, a purported stockholder of the Company, filed a putative class action lawsuit asserting claims for breaches of fiduciary duties and challenging disclosures made in connection with the Transactions in the United States District Court for the Southern District of New York. The complaint is captioned Ferreiro v. Barnes & Noble, Inc. et al., 1:19-cv-06809 (S.D.N.Y.). The complaint names as defendants the Company and members of the Barnes & Noble Board. The Offeror and Parent are not named as defendants. The complaint alleges, among other things, that the Company and the Barnes & Noble Board violated provisions of the Exchange Act and the rules promulgated thereunder by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. The complaint also alleges, among other things, that the members of the Barnes & Noble Board breached their fiduciary duties by failing to maximize the price to be paid in the Offer and by failing to provide in the Schedule 14D-9 all material information needed by stockholders of the Company to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), damages and an award of attorneys’ and experts’ fees. The complaint also seeks a declaration that the defendants breached their fiduciary duties and a judgment to direct the defendants to exercise their fiduciary duties to commence a sale process reasonably designed to secure the best possible consideration for the Company and obtain a transaction which is in the best interests of the Company’s stockholders.

While the Company, the Offeror and Parent believe that the aforementioned complaints lack merit, on July 26, 2019, the Company filed Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), supplementing the disclosures set forth in Item 4 and Item 5 of the Schedule 14D-9 to avoid potential expense and delay and to provide additional information to its stockholders.  The Company, the Offeror and Parent believe that the effect of filing this supplemental disclosure was to moot the plaintiffs’ disclosure claims in the Scarantino, Shaev, Karia and Ferreiro complaints.  Nothing in Amendment No. 3 shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth therein or in the Schedule 14D-9. To the contrary, the Company, the Offeror and Parent deny all allegations in the complaints that any additional disclosure was or is required.

On July 26, 2019, following the filing by the Company of Amendment No. 3, plaintiff Karia filed a notice with the Chancery Court of the State of Delaware withdrawing his Motion for Expedited Proceedings and Motion for a Preliminary Injunction.

Also on July 26, 2019, plaintiffs Scarantino, Shaev and Ferreiro agreed to voluntarily dismiss with prejudice their individual claims and dismiss without prejudice claims asserted on behalf of a purported class of the Company’s stockholders, by no later than July 31, 2019. Plaintiffs Scarantino and Shaev filed notices of voluntary dismissal on July 29, 2019.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAPTERS MERGER SUB INC.

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	President

CHAPTERS HOLDCO INC.

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	President

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg

Name:	Elliot Greenberg
Title:	Vice President

Dated: July 30, 2019

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